Exhibit 99.1

Actions Semiconductor Amends Dutch Auction Tender Offer

and

Reaffirms Third Quarter 2015 and Fiscal 2015 Guidance

ZHUHAI, China, September 11, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS)(“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, announced today that it has amended its previously announced self “Dutch auction” tender offer to (1) increase the size of the offer to up to 84,000,000 of its issued and outstanding ordinary shares (the “Shares”) (including Shares represented by ADSs), (2) increase the price range at which it will purchase the issued and outstanding ordinary shares to not greater than $23/60 per Share (or $2.30 per ADS) nor less than $20/60 per Share (or $2.00 per ADS) and (3) extend the expiration date of the tender offer to 5:00 p.m., Eastern Daylight Savings Time, on Tuesday, September 29, 2015. The Company is also reaffirming guidance for third quarter 2015 and fiscal 2015, presented on August 14, 2015. The Company undertakes to provide a further update prior to the closing of the tender offer to the extent there are any material changes to guidance for third quarter 2015 and fiscal 2015.

Information Relating to the Tender Offer Amendment and Extension

Under the terms of the tender offer, the Company invites holders of Shares and ADSs (together, the “Securities”) to tender their Securities at prices specified by such holders within such range of prices described further in the amended offer materials. The Company will select the lowest single per Share purchase price or per ADS purchase price, as applicable, that will allow it to buy up to 84,000,000 issued and outstanding Shares, which represent approximately 24.0% of Actions Semiconductor’s currently issued and outstanding ordinary shares, $0.000001 par value per share at the completion of the tender offer. Tenders of Securities must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. As previously announced, the tender offer will not be conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to the satisfaction of certain terms and conditions as described in the original Offer to Purchase and the Supplement to the Offer to Purchase. The tender offer was originally made pursuant to the Offer to Purchase, dated August 24, 2015, which was previously filed with the Securities and Exchange Commission (“SEC”) and forwarded to shareholders. A Supplement to the Offer to Purchase and amended letters of transmittal and related materials containing a complete explanation of the amended terms and conditions of the tender offer and revised instructions for tendering the Securities will be promptly filed with the SEC and forwarded to shareholders of record.

Holders who have previously tendered securities, and do not wish to either withdraw the tender of those securities, increase the number of securities tendered or change their indication of a specific price at which Shares (including Shares represented by ADSs) are being tendered, do not need to take any further action. As a result of the increase in the minimum price from US$18/60 per Share (or US$1.80 per ADS) to US$20/60 per Share (or US$2.00 per ADS), any Shares (including Shares represented by ADSs) previously tendered into the tender offer at any price below US$18/60 per Share (or US$1.80 per ADS) will now be deemed to have been tendered at US$20/60 per Share (or US$2.00 per ADS). Holders who have previously tendered securities, and wish either to increase the number of securities tendered or change their indications of a specific price at which Shares (or ADSs) are being tendered, must deliver an amended letter of transmittal to the depositary for the tender offer on or prior to the expiration date.

Neither Actions Semiconductor, its board of directors, dealer managers nor the information agent is making any recommendation to holders of the Securities as to whether to tender or refrain from tendering their Securities or as to the purchase price on any tender. Actions Semiconductor has been advised that none of its directors or executive officers intends to tender any Securities pursuant to the offer. The information agent for the tender offer is Laurel Hill Advisory Group, LLC and the depositary for the tender offer is Laurel Hill Advisory Group Company.  Laurel Hill Securities, LLC and Imperial Capital, LLC are acting as the dealer managers for this tender offer.

Reaffirmation of Third Quarter 2015 and Fiscal 2015 Guidance

The Company also reaffirmed its third quarter 2015 and fiscal 2015 guidance previously announced on August 14, 2015. For third quarter 2015, the Company reaffirmed revenue guidance of $13.0 to $14.0 million. For fiscal 2015, the Company reaffirmed that it continues to anticipate revenue growth for the full year 2015 but at a slower pace than previously expected due to declining demand in tablet market and longer than anticipated design and qualification times for SoCs targeting other types of smart devices and hardware.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Actions Semiconductor’s Securities. The solicitation of offers to buy Actions Semiconductor’s Securities will only be made pursuant to the offer to purchase, issued in connection with the commencement of the tender offer (as may be amended or supplemented), the related letter of transmittal, and other related documents that Actions Semiconductor intends to send to holders of its Securities. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by Actions Semiconductor to the holders of its Securities at no expense to them. In addition, all of the materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and by contacting Laurel Hill Advisory Group, the Information Agent for the Offer, by telephone at (888) 742-1305.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements relating to the Company’s Dutch auction tender offer and its reaffirmation of guidance. Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project“ and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.  The risks and uncertainties referred to above include, but are not limited to, the trading price of the ADSs, the security holders’ interest in participating in such tender offer, the review of this matter by the SEC, the Company’s proposed cash requirements and future prospects and results of operations, and current market and economic conditions, as well as such other factors described in the Company’s filings with the SEC.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compassir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018